Mail Stop 4561
                                                           August 28, 2018


Maria T. Shields
Chief Financial Officer
ANSYS Inc.
2600 ANSYS Drive
Canonsburg, PA 15317

       Re:    ANSYS Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
              Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 3, 2018
              File No. 000-20853

Dear Ms. Shields:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements

Note 3. Revenue from Contracts with Customers, page 9

1. You disclose that you apply a practical expedient to expense sales commissions as incurred when the amortization period would have been one year or less. Please tell us whether sales commissions are earned on contract renewals and if so, how you considered those in determining the amortization period.

2. You disclose that certain sales commissions associated with multi-year contracts are subject to an employee service requirement and are expensed as incurred as they are not
 Maria T. Shields
ANSYS Inc.
August 28, 2018
Page 2

       considered incremental costs to obtain a contract. Please tell us the nature of the service requirement and how it impacted your consideration in accounting for these sales commissions. Also, tell us whether sales commissions are earned on multi-year contracts that are not subject to an employee service requirement and, if so, how you account for such commissions.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan,
Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                                            Sincerely,

                                                            /s/ Craig D. Wilson

                                                            Craig D. Wilson
                                                            Senior Assistant
Chief Accountant
                                                            Office of
Information Technologies
                                                            and Services